EXHIBIT 99.4

Press Release

Angola: Total starts production from Zinia Phase 2,
successful short-cycle development on Block 17

Paris, May 6, 2021 – Total, operator of Block 17 in Angola, together with the Angolan National Oil, Gas and Biofuels Agency, announce the start of production from Zinia Phase 2 short-cycle project, connected to existing Pazflor’s FPSO (Floating Production, Storage and Offloading unit). The project includes the drilling of nine wells and is expected to reach a production of 40,000 barrels of oil per day by mid-2022.

Located in water depths from 600 to 1,200 meters and about 150 kilometers from the Angolan coast, Zinia Phase 2 resources are estimated at 65 million barrels of oil.

The development of this project was carried out according to schedule and for a CAPEX more than 10% below budget, representing a saving of 150 million dollars. It involved more than 3 million manhours of work, of which 2 million were performed in Angola, without any incident.

“The successful start-up of this project, despite the challenges that have arisen as a result of the pandemic, demonstrates Total’s commitment to ensure a sustainable output on Block 17, for which the production license was recently extended until 2045. Zinia Phase 2 project reflects the quality of short cycle projects in Angola with high return on investment”, said Nicolas Terraz, President Africa, Exploration and Production at Total.

Paulino Jerónimo, CEO of the National Oil, Gas and Biofuels Agency, commented as follows, “Zinia Phase 2 is a key project for Angola that comes at the right time to sustain the production of the country. We welcome our collaboration with Total in Angola, that keeps investing with its partners in the development of the country oil resources”.

Block 17 is operated by Total with a 38% stake, alongside with Equinor (22.16%), ExxonMobil (19%), BP Exploration Angola Ltd (15.84%) and Sonangol P&P (5%). The contractor group operates four FPSOs in the main production areas of the block, namely Girassol, Dalia, Pazflor and CLOV.

Total in Angola

Total has been present in Angola since 1953, where it counts today around 1,500 employees in the business segments of Exploration & Production, Marketing & Services, and Trading & Shipping.

Total’s equity production in Angola averaged 212,000 barrels of oil equivalent per day in 2020 from operated blocks 17 and 32, and from non-operated assets 0, 14, 14K, and Angola LNG. Total is the country's leading oil operator with close to 45% of Angola’s operated oil production.

Total also operates several blocks in pre-development phase: Block 17/06 in the Lower Congo Basin, Block 16 where the Chissonga discovery was made and the recently acquired Blocks 20/11 and 21/09 in the Kwanza Basin. It is also operator of Block 48 in the emerging ultra-deep offshore play, where an exploration phase is under way.

In the gas sector, Total holds a 13.6% stake in the 5.2-million-ton-per-year Angola LNG liquefaction plant, which is supplied with associated gas from the country’s offshore oil fields. Total is also partner in the New Gas Consortium, a key player in developing Angola’s natural gas resources.

Through Total Eren, Total has executed end of 2020 a Memorandum of Understanding with the Angolan Ministry of Energy and Water in order to build and operate a 35 MWp solar project in Angola with its partner Greentech - Angola Environment Technology, Ltd, an experienced energy developer based in Luanda, and the state-owned company Sonangol.

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About Total

Total is a broad energy company that produces and markets fuels, natural gas and electricity. Our 100,000 employees are committed to better energy that is more affordable, more reliable, cleaner and accessible to as many people as possible. Active in more than 130 countries, our ambition is to become the responsible energy major.

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